September 30, 2024

Gregory Zikos
Chief Executive Officer
Costamare Bulkers Holdings Limited
7 rue du Gabian, MC 98000
Monaco

       Re: Costamare Bulkers Holdings Limited
           Draft Registration Statement on Form 20-FR
           Filed September 3, 2024
           File No. 377-07422
Dear Gregory Zikos:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please revise your cover page to provide the address of the company's principal executive offices and the company contact person.
Operating and Financial Review and Prospects, page 86
Results of Operations, page 94

2. We note that your voyage expenses and charter-in hire expenses, in aggregate represented
       91.6% and 11.9% of your 2023 and 2022 revenues, respectively. Additionally, we note your discussions about the nature of charter uses, services provided and pricing structures of the owned vessels versus the CBI vessels on page 86, and discussions about different profit margins for spot market charters versus long term time charters on pages 89-90.
 September 30, 2024
Page 2



       Please expand your discussions of results of operations to more clearly quantify the changes due to prices, volumes, profit margins or other factors, adding metrics, such as number of operating days and charter rates, as necessary to enhance your discussions. To the extent the revenues and related expenses differ significantly between owned vessels versus CBI charter vessels, or between voyage charters versus time charters, present the information and discussions on a disaggregated basis to better reflect the economics of your business, and ensure that the reasons for the significant changes are clearly explained. Refer to Form 20-F Items 5. and 5.A.

Non-GAAP Financial Measures, page 97

3. We note that you broadly discuss certain non-GAAP measures though you do not actually disclose any non-GAAP measures. Revise the filing to remove this disclosure or clarify whether you intend on disclosing any non-GAAP measures in a future amendment.
Credit Facilities, page 99

4. Please file as exhibits all material contracts, including your existing credit facilities and the new credit facilities. See Instructions as to Exhibits, Form 20-F, including instruction
       4.
Directors and Senior Management, page 107

5. Please revise Mr. Pagratis's biographical description to disclose his position at Costamare
       Services.
Major Shareholders, page 111

6. Expand the disclosure accompanying the table to disclose the familial relationships among the three large shareholders, Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos, and Christos
Konstantakopoulos. We
       note the references throughout the filing to the Konstantakopoulos family.
Notes to Financial Statements, page F-8

7. Disclose the factors used to identify your reportable segments, including whether operating segments have been aggregated. We refer to the guidance in ASC 280-10-50-
       21. In this regard, we note your disclosure in Note 1 on page F-8 referring to the Owned
       Dry Bulk Fleet Segment and the CBI dry bulk operating platform for charter-in/out vessels. As part of your response, tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and
       provide us with a list of these operating segments. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-
       10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments.
       Please contact Lily Dang at 202-551-3867 or Robert Babula at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact
 September 30, 2024
Page 3

Timothy S. Levenberg at 202-551-3707 or Karina Dorin at 202-551-3763 with any other questions.



                                                        Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   D. Scott Bennett, Esq., of Cravath, Swaine & Moore LLP